UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RE/MAX Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5075 South Syracuse Street
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80237
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RE/MAX Holdings, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) by March 1, 2018, the original due date for such filing.

On February 22, 2018, the Company released preliminary financial results for the Company’s third and fourth quarters of 2017 and reported that it was working to file its Form 10-Q for the third quarter of 2017 and its Form 10-K for 2017 as promptly as possible.

The Company is working to complete the financial statements for the Form 10-Q and Form 10-K as well as the audit process for its full-year financial statements. As part of that process, the Company is evaluating the effectiveness of its controls and procedures and whether any material weaknesses exist in internal controls over financial reporting.  The Company is also evaluating certain financial statement matters that may result in adjustments to amounts presented for prior periods when it files its Form 10-Q and Form 10-K.  These potential adjustments relate primarily to non-cash, related party transactions, including the complimentary use by Company personnel of a golf facility owned by the Company’s Co-Founders.  These potential adjustments are not expected to be material to prior period financial statements.

Although the Company expects to complete the filing of its Form 10-K within the fifteen-day period provided by Rule 12b-25, there can be no assurance that it will be successful in making the filing within such time period.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as “believe,” “intend,” “expect,” “estimate,” “plan,” “outlook,” “project,” “anticipate,” “may,” “will,” “would” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. Forward-looking statements include statements related to the Company’s preliminary financial information previously reported, the expected completion of the Company’s audited financial statements and filing of its Form 10-K within the fifteen-day filing period contemplated by Rule 12b-25, the expectation that any adjustments to the Company’s prior period financial statements will not be material to such prior periods and statements regarding the Company’s internal controls over financial reporting and the preparation and presentation of its financial statements Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily accurately indicate the times at which such performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation: (1) that the Company’s preliminary results for the third and fourth quarters of 2017 and full-year 2017 are subject to change pending the completion of the Company’s quarter- and year-end closing and review process and the audit of its financial statements for fiscal year 2017, (2) the impact of the findings and recommendations of the Special Committee on the Company and its management and operations, (3) that, while the Special Committee investigation has been completed, the full implications of the investigation on the Company and its operations are still being evaluated and there may be unanticipated adverse or negative effects that are not identified at this time, including reputational damage to the Company as well as the time and expense incurred in implementing the recommendations of the Special Committee, (4) any legal proceedings or governmental or regulatory investigations or actions directly or indirectly related to the underlying matters of the Special Committee’s internal investigation or other matters may result in adverse findings, the imposition of fines or other penalties, increased costs and expenses, and the diversion of management’s time and resources to address such matters, any of which may have a material adverse effect on the Company, (5) the impact of recent changes to the Company’s senior management team, (6) the impact of disclosing previously undisclosed transactions between members of our management team, including a loan from David Liniger to Adam Contos, (7) the existence and identification of control deficiencies, including disclosure controls or internal controls over financial reporting, and any impact of such control deficiencies as well as the associated costs in remediating those control deficiencies, (8) changes in business and economic activity in general, (9) changes in the real estate market or interest rates and availability of financing, (10) the Company’s ability to attract and retain quality franchisees, (11) the Company’s franchisees’ ability to recruit and retain real estate agents and mortgage loan originators, (12) changes in laws and regulations, (13) the Company’s ability to enhance, market, and protect the RE/MAX and Motto Mortgage brands, (14) fluctuations in foreign currency exchange rates, and (15) the impact of the Tax Cut and Jobs Act, as well as those risks and uncertainties described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the investor relations page of the Company’s website at www.remax.com and on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Except as required by law, the Company does not intend, and undertakes no obligation, to update this information to reflect future events or circumstances.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Adam Scoville	303	796-3609
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 22, 2018, the Company issued a press release announcing its preliminary financial results for the quarter and nine months ended September 30, 2017 and for the quarter and full year ended December 31, 2017. The preliminary financial results and other information contained in the press release are unaudited preliminary numbers, which are subject to change pending the completion of the reporting process and audit of the Company’s financial statements and may vary materially from the final financial information that is reported.

RE/MAX Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2018	By:	/s/ Karri Callahan
Karri Callahan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).